                                                                    EXHIBIT 12.2

                             PAINE WEBBER GROUP INC.
    COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED
                                 STOCK DIVIDENDS
                            (IN THOUSANDS OF DOLLARS)


                                                                          Years Ended December 31,
                                          ------------------------------------------------------------------------------------------
                                            1999(1)             1998(1)             1997(1)             1996(1)              1995
                                          ----------          ----------          ----------          ----------          ----------
Income before taxes                       $1,002,558          $  682,763          $  644,075          $  558,999          $  102,677
                                          ----------          ----------          ----------          ----------          ----------

Preferred stock dividends                    129,689(2)           35,433              44,186              43,712              36,260
                                          ----------          ----------          ----------          ----------          ----------


Fixed charges:

   Interest                                2,564,822           2,876,712           2,573,582           1,971,788           1,969,811

   Interest factor in rents                   61,322              56,139              53,665              54,537              59,491
                                          ----------          ----------          ----------          ----------          ----------


   Total fixed charges                     2,626,144           2,932,851           2,627,247           2,026,325           2,029,302
                                          ----------          ----------          ----------          ----------          ----------

Total fixed charges and preferred
   Stock dividends                         2,755,833           2,968,284           2,671,433           2,070,037           2,065,562
                                          ----------          ----------          ----------          ----------          ----------

Income before taxes and fixed charges     $3,628,702          $3,615,614          $3,271,322          $2,585,324          $2,131,979
                                          ==========          ==========          ==========          ==========          ==========

Ratio of earnings to fixed charges
    and preferred stock dividends                1.3                 1.2                 1.2                 1.2                 1.0
                                          ==========          ==========          ==========          ==========          ==========


   For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividends (tax effected), "earnings" consist of income before taxes and fixed charges. "Fixed charges" consist principally of interest expense incurred on securities sold under agreements to repurchase, short-term borrowings, long-term borrowings, preferred trust securities and that portion of rental expense estimated to be representative of the interest factor.

(1) Income before taxes includes minority interest in wholly owned subsidiary trusts.

(2) Amount includes a charge to equity of $59,883 resulting from the redemption of preferred stock on December 16, 1999.